DUOS TECHNOLOGIES GROUP, INC.

6622 SOUTHPOINT DRIVE SOUTH, SUITE 310

JACKSONVILLE, FLORIDA 32216

February 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Duos Technologies Group, Inc.

Registration Statement on Form S-1 (File No. 333-235455)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Duos Technologies Group, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, February 12, 2020, or as soon thereafter as possible.

Very truly yours,

Duos Technologies Group

/s/ Adrian G. Goldfarb

Adrian G. Goldfarb

Chief Financial Officer